UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Announcement of Financial Results

On August 5, 2019, Sapiens International Corporation N.V. (“Sapiens”, the “Company”, “we” or “us”) announced our financial results for the quarter and six months ended June 30, 2019.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

In conjunction with the conference call to be held on August 5, 2019 to discuss our results, we are also furnishing a copy of the script used for the conference call to provide additional information regarding our business and our financial results (attached to this Form 6-K as Exhibit 99.2 and incorporated herein by reference) and a PowerPoint presentation with additional information (attached to this Form 6-K as Exhibit 99.3 and incorporated herein by reference).

Declaration of Dividend

On August 5, 2019, Sapiens International Corporation N.V. issued a press release announcing the distribution of a dividend of $0.22 per share, which amounts to an estimated aggregate dividend of approximately $11.0 million. The dividend will be distributed on September 3, 2019 to all shareholders of record on August 20, 2019. That press release is annexed as Exhibit 99.4 hereto and is incorporated by reference herein.

The information in this Form 6-K, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: August 5, 2019	By:	/s/ Roni Giladi
		Name:	Roni Giladi
		Title:	Chief Financial Officer

Exhibit Index

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated August 5, 2019 announcing the financial results of Sapiens International Corporation N.V. for the quarter and six months ended June 30, 2019
99.2	Press release dated August 5, 2019, announcing declaration of dividend by Sapiens

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